

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 18, 2016

<u>Via E-mail</u>
James Bedal, Chief Executive Officer
Bare Metal Standard, Inc.
3604 South Banner Street
Boise, ID 83709

> **Re: Bare Metal Standard, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 22, 2016**
> **File No. 333-210321**

Dear Mr. Bedal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Your registration statement is inconsistent regarding the securities you are offering, but you appear to be registering the offer and sale of units consisting of one share of common stock and one warrant as well as the common stock and warrants. In this regard, please revise throughout your registration statement to clarify the securities you are offering and provide the requisite disclosure. In addition, please file a revised legality opinion that includes an opinion with respect to each security you are registering. If you are offering units, your fee table should cover the units, common shares, warrants, and the shares underlying the warrants if the warrants are exercisable within one year. For additional guidance on the fee table, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website.

2. Based on your limited operations and nominal assets, it appears that you are a shell company. Please revise your disclosure on the cover page and throughout as appropriate, including your discussion of the current status of your company on page 6 and your discussion of Rule 144 on page 30, to indicate that you are a shell company. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

3. We note your disclosure on page 26 that you have not previously entered and do not intend in the future to enter into negotiations or discussions with representatives or owners of any other businesses or companies regarding the possibility of an acquisition or merger. However, you appear to be a blank check company as defined in Rule 419 of Regulation C because of your stage of development, issuance of penny stock, the internal inconsistencies in your registration statement, lack of revenues, assets, expenses, operations, products or services, and inability to meet offering expenses. The Commission has stated that it will "scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan, in an effort to avoid the application of Rule 419." See Release No. 6932 (April 13, 1992). Alternatively, please provide your legal and factual analysis of the reasons you believe that you are not a blank check company and prominently state on your prospectus cover page that you are not a blank check company.

4. We note your disclosure on page 3 which indicates that you may elect to comply with certain reduced public company reporting requirements because you are an emerging growth company. Please revise your disclosure to indicate whether you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please also revise your disclosure to indicate that such election is irrevocable.

5. We note that your registration statement lacks significant required information, such as disclosure on recent sales of unregistered securities to your executives and others and disclosure of executive and director indemnification. Specifically, please provide the information required by:

   - Item 102 of Regulation S-K, Description of property;
   - Item 404 of Regulation S-K, Transactions with related persons, promoters and certain control persons. We note that you appear to have promoters as that term is defined in Rule 405 of Regulation C and that you make reference to promoters throughout your registration statement;
   - Item 511 of Regulation S-K, Other expenses of issuance and distribution. Insofar as practicable, please include taxes and transfer agent fees;
   - Item 701 of Regulation S-K, Recent sales of unregistered securities. To this end, we note your current executives and others purchased your securities within the past three years; and,

- Item 702 of Regulation S-K, Indemnification of directors and officers. To this end, we note Article VII of your Bylaws provides for indemnification of officers, directors and legal representatives of your company.

Please include this information in the next amendment to the registration statement on Form S-1.

6. We note references throughout your prospectus to selling shareholders, such as in the fee table, in the description of the current status of the company on page 6 and in your Risk Factors section on page 12. We also note that the amounts of securities attributed to the selling shareholders correspond to the amounts of securities the company intends to offer. Please clarify what kind of offering you are attempting to register. Please revise your registration statement accordingly and provide the information called for by Item 507 of Regulation S-K, or remove all references to the selling shareholders.

7. Please advise us of all registration statements of companies for which your officers and directors may have acted as promoters or in which they had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between these individuals and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Prospectus Cover Page

8. We note that the offering will be open until all shares have been sold or a period of 12 months from the effective date of the registration statement. As such, it appears that the offering will be on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Please check the Rule 415 box on the registration statement cover page.

9. Please revise to include the "Subject to Completion" legend on the outside front cover page, or affirm that you will not use the prospectus before the date of effectiveness. See Item 501(b)(10) of Regulation S-K.

10. Please revise your summary to state that your auditors have issued a going concern opinion.

11. Please include the dealer prospectus delivery obligation on the outside back cover page of your prospectus. See Item 502(b) of Regulation S-K.

Current Status of the Company, page 6

12. Given that you have total assets of $36, estimate that you will require $82,500 of proceeds from this offering in order to start your business, estimate this offering will cost $65,000, and that you will incur $40,000 in professional fees to remain public for 12

months, it is unclear why you state that you have enough cash on hand to fund the continued and ongoing development of your company. Please revise your disclosure accordingly.

The Offering, page 7

13. Please provide a line item for the total amount of shares of common stock outstanding after the present offering. We note the disclosure on page 18.

Risk Factors, page 8

Risks Associated with Bare Metal Standard, Inc.:, page 8

14. Please add a risk factor at the beginning of the Risk Factor section addressing your independent registered public accounting firm's opinion regarding the substantial doubt about your ability to continue as a going concern.

Risks Associated With This Offering, page 9

15. Please add here a risk factor that discusses the risks related to the fact that your offering is being made on a best efforts basis with no minimum level of shares required to be sold for the offering to proceed. Your risk factor should discuss the possibility that you may raise only a nominal amount of proceeds and you may be unable to implement your business plan.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an "emerging growth company.", page 11

16. Please explain to us the meaning of the last sentence of the first paragraph in this risk factor.

Risks Related to Our Business and Industry, page 13

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline., page 17

17. The risks disclosed in the last three paragraphs of this risk factor do not appear to be related to the risk factor heading. Please create separate risk factors with their own headings for each of the three risks discussed in the last three paragraphs.

Use of Proceeds, page 18

18. You state that you are registering shares being sold to investors in a private placement. Please note that the sale of shares begun privately must be completed privately and not in a registered offering. This and the other disclosure noted in our comments above demonstrate the confused nature of this offering. Please revise your registration statement accordingly.

Determination of Offering Price, page 18

19. Please describe the factors you considered in determining the exercise price of your warrants. See Item 505(b) of Regulation S-K.

20. Please revise your dilution table to comply with Item 506 of Regulation S-K.

Description of Securities to be Registered, page 19

21. As noted in our comment above, once you have clarified the securities you seek to register, please provide a description of all such securities. Refer to Item 202(c) and (d) of Regulation S-K.

Non-cumulative Voting, page 19

22. We note your disclosure that your common stock shareholders do not have cumulative voting rights in the election of directors. However, Article II Section 8 of your Bylaws indicates that such shareholders maintain cumulative voting rights. Please reconcile.

Description of Business, page 20

23. The nature and extent of your business operations is unclear. You refer to yourself as a recently formed "development stage company with limited business operations," no revenue, and $36 dollars in assets but also as having 50+ years of experience. It appears you may be planning on carrying on the operations of Taylor Brothers, Inc.; however, the disclosure suggests that you are a separate business renting space from Taylor Brothers, Inc. Please revise your registration statement to clarify the relationship between these companies and to file all material agreements as exhibits. We may have further comments upon seeing your response.

Number of Employees, page 26

24. We note that your officers and directors may award themselves salaries and benefits. Please disclose whether they will be paid such compensation from the offering proceeds.

Directors, Executive Officers, Promoter and Control Persons, page 27

25. Please clearly indicate that the named executive officers will also serve as your directors.

26. We note your disclosure on page 8 that your officers and directors will only devote 20-30 hours per week to your operations. Please revise this section to discuss each officers' and directors' competing business obligations, if any.

James Bedal – CEO, page 27

27. You disclose that James Bedal began working in the commercial kitchen exhaust industry in 2005. However, you later state that in 1989, Mike Taylor and James Bedal founded the International Kitchen Exhaust Cleaning Association. Please reconcile or advise.

Term of Office, page 28

28. Please reconcile the fact that your Articles of Incorporation provide that you are incorporated in the State of Idaho with the reference to the Nevada Revised Statute.

Security Ownership of Certain Beneficial Owners and Management, page 28

29. Please provide an address for each beneficial owner. See Item 403(a) of Regulation S-K.

Plan of Distribution, page 29

30. Please describe how your CEO will solicit purchasers of your securities.

31. Please explain the statement that there is no arrangement to address the possible effect of the offering on the price of stock.

Rule 144 Shares, page 30

32. In the penultimate sentence, please revise to provide that your officers and directors will own 69.7% of the outstanding shares if all of the units in this registration statement are sold to others. We note your disclosure on page 7 that your officers, directors, control persons and affiliates do not intend to participate in this offering.

33. Please explain your reference to a "sole officer and director" and revise as necessary throughout the registration statement.

Financial Statements and Selected Financial Data, page 32

34. We note your reference at the top of the page to more complete historical financial information at the end of this prospectus. Please explain to us what this disclosure is in reference to and why you believe it is appropriate, or remove it.

Notes to the Financial Statements

Note 7 – Subsequent Events, page 39

35. Please disclose the actual date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Signatures

36. We note that you have not included the signature of your principal financial officer nor a majority of the board of directors as required by Form S-1. Please revise accordingly.

37. Please revise the company name.

Index of Exhibits

38. Please remove Exhibit 23.2 as a listed exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

CC: Via E-mail
Thomas C. Cook, Esq.